UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Velo3D, Inc.

(Name of Issuer)

Common stock, par value $0.00001 per share

(Title of Class of Securities)

92259N104

(CUSIP Number)

John Demeter

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

(650) 376-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92259N104	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures Seed B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 335,972 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 335,972 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,972 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92259N104	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures Seed B (CF), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 19,069 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 19,069 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,069 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92259N104	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures Seed Associates B, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 355,041 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 355,041 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,041 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92259N104	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 29,995,703 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 29,995,703 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,995,703 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92259N104	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures Associates V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 29,995,703 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 29,995,703 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,995,703 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92259N104	13D

1	NAMES OF REPORTING PERSONS. VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 30,350,744 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 30,350,744 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,350,744 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92259N104	13D

1	NAMES OF REPORTING PERSONS. Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 30,350,744 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 30,350,744 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,350,744 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Schedule 13D

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Common stock, par value $0.00001 per share (the “Common Stock”), of Velo3D, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 511 Division Street, Campbell, California 95008. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Khosla Ventures Seed B, L.P. (“KV Seed B”), with respect to the shares of Common Stock directly and beneficially owned by it;

(ii)	Khosla Ventures Seed B (CF), L.P. (“KV Seed B (CF)”), with respect to the shares of Common Stock directly and beneficially owned by it;

(iii)	Khosla Ventures Seed Associates B, LLC (“KVA Seed B”), with respect to the shares of Common Stock directly and beneficially owned by it;

(iv)	Khosla Ventures V, L.P. (“KV V”), with respect to the shares of Common Stock directly and beneficially owned by it;

(v)	Khosla Ventures Associates V, LLC (“KVA V”), with respect to the shares of Common Stock directly and beneficially owned by it; and

(vi)	VK Services, LLC (“VK Services”), with respect to the shares of Common Stock directly and beneficially owned by it; and

(vii)	Vinod Khosla (“Mr. Khosla”), with respect to the shares of Common Stock directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to Mr. Khosla, with respect to the shares of Common Stock directly and beneficially owned by him.

Mr. Khosla is referred to as a “General Partner.”

(b)	The business address of each of the Reporting Persons and the General Partner is:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

(c)	The present principal business of each of the Reporting Persons and the General Partner is the venture capital investment business.

(d)	Neither the General Partner nor any of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Neither the General Partner nor any of the Reporting Persons, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

KV Seed B	Delaware, United States of America
KV Seed B (CF)	Delaware, United States of America
KVA Seed B	Delaware, United States of America
KV V	Delaware, United States of America
KVA V	Delaware, United States of America
VK Services	Delaware, United States of America
Mr. Khosla	United States of America

Additional information concerning the Reporting Persons is listed on Attachment A hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

From October 2014 through March 2020, the Reporting Persons acquired the following shares of preferred stock of Legacy Velo3D (as defined below): 612,649 shares of common stock, 4,106,980 shares of Series A convertible preferred stock, 2,219,884 shares of Series B convertible preferred stock, 2,063,503 shares of Series C convertible preferred stock, and 15,985,506 shares of Series D convertible preferred stock. On May 7, 2021, the Reporting Persons purchased, together with unaffiliated investors, a convertible note (the “Convertible Note”) from another Legacy Velo3D investor for the aggregate amount of $14.3 million. The Reporting Persons acquired such shares and the Convertible Note for an aggregate purchase price of approximately $56.43 million. All such purchases were made with working capital.

The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired in connection with a business combination (the “Business Combination”) contemplated by the Business Combination Agreement, as amended, dated March 22, 2021 (the “Business Combination Agreement ”), by and among JAWS Spitfire Acquisition Corporation, a Cayman Islands exempted company (“Jaws”), Spitfire Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Jaws (“Merger Sub”), and Velo3D, Inc., a Delaware corporation (“Legacy Velo3D”). As a result of, and as the final step of, the Business Combination, on September 29, 2021 (the “Closing Date”), Merger Sub merged with and into Legacy Velo3D, with Legacy Velo3D surviving the merger as a wholly owned subsidiary of Jaws (the “Closing”). In connection with the Closing, Legacy Velo3D changed its name to “Velo3D US, Inc.” and Jaws changed its name to “Velo3D, Inc.” (the “Issuer”, as previously defined).

As a result of the Business Combination, (i) the shares of common stock and preferred stock of Legacy Velo3D held by each of the Reporting Persons were converted into shares of Common Stock, and (ii) the Convertible Note, of which the Reporting Persons own a portion, converted into shares of Common Stock. As a result of such conversions, the Reporting Persons own an aggregate of 30,350,744 shares of Common Stock.

In addition, the Reporting Persons are entitled to receive up to an aggregate of 4,024,292 shares of Common Stock if, from the Closing until the fifth anniversary thereof, the volume-weighted average price of the Common Stock (the “VWAP Price”) equals or exceeds certain thresholds. The first half of the shares of Common Stock will be issued if the VWAP Price equals or exceeds $12.50 for 20 or more trading days within any 30-trading-day period and the second half of the shares of Common Stock will be issued if the VWAP Price equals or exceeds $15.00 for 20 or more trading days within any 30-trading-day period, in each case, subject to adjustment as provided in the Business Combination Agreement.

Item 4.	Purpose of Transaction.

The shares of Common Stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Common Stock held by such stockholders.

Other than as described above in Item 3 of this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the actions described in subparagraphs (a) through (j) of this Item 4. However, the Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Amended and Restated Registration Rights Agreement, as defined below.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 183,163,826 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2021 in connection with the Issuer’s Business Combination. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Schedule.

A.	Khosla Ventures Seed B, L.P.

(a)	As of the date of this Schedule 13D, KV Seed B beneficially owned 335,972 shares of Common Stock, representing a beneficial ownership of approximately 0.2% of the shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	335,972
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	335,972

Please see Attachment A for additional information.

B.	Khosla Ventures Seed B (CF), L.P.

(a)	As of the date of this Schedule 13D, KV Seed B (CF) beneficially owned 19,069 shares of Common Stock, representing a beneficial ownership of approximately 0.01% of the shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	19,069
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	19,069

Please see Attachment A for additional information.

C.	Khosla Ventures Seed Associates B, LLC

(a)	As of the date of this Schedule 13D, KVA Seed B beneficially owned 355,041 shares of Common Stock, representing a beneficial ownership of approximately 0.2% of the shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	355,041
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	355,041

Please see Attachment A for additional information.

D.	Khosla Ventures V, L.P.

(a)	As of the date of this Schedule 13D, KV V beneficially owned 29,995,703 shares of Common Stock, representing a beneficial ownership of approximately 16.4% of the shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	29,995,703
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	29,995,703

Please see Attachment A for additional information.

E.	Khosla Ventures Associates V, LLC

(a)	As of the date of this Schedule 13D, KVA V beneficially owned 29,995,703 shares of Common Stock, representing a beneficial ownership of approximately 16.4% of the shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	29,995,703
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	29,995,703

Please see Attachment A for additional information.

F.	VK Services, LLC

(a)	As of the date of this Schedule 13D, VK Services beneficially owned 30,350,744 shares of Common Stock, representing a beneficial ownership of approximately 16.6% of the shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	30,350,744
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	30,350,744

Please see Attachment A for additional information.

G.	Vinod Khosla

(a)	As of the date of this Schedule 13D, Mr. Khosla beneficially owned 30,350,744 shares of Common Stock, representing a beneficial ownership of approximately 16.6% of the shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	30,350,744
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	30,350,744

Please see Attachment A for additional information.

With respect to each Reporting Person and General Partner:

(a) The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 5(c).

(b) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons or the General Partner.

(c) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Registration Rights Agreement

On the Closing Date, each of KV Seed B, KV Seed B (CF), and KV V (the “KV Funds”) entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer, Spitfire Sponsor LLC, a Delaware limited liability company, and certain other holders of the Common Stock party thereto, pursuant to which the KV Funds are entitled to registration rights with respect to their shares of Common Stock. The Registration Rights Agreement provides that, at any time following the period commencing on the Closing Date and ending on the six-month anniversary thereof (the “Lock-Up Period”) and upon the written request of parties to the Registration Rights Agreement holding a certain threshold of the Issuer’s registrable securities, the Issuer will file with the SEC a registration statement and use commercially reasonable efforts to effect registration of all or part of the registrable securities subject to such request.

The Registration Rights Agreement further provides that no later than 30 days following the Closing Date, the Issuer will file a registration statement under the Securities Act of 1933, as amended, pursuant to Rule 415 thereunder registering the registrable securities held by parties to the Registration Rights Agreement that are not covered by an effective registration statement. In addition, the Registration Rights Agreement grants the KV Funds “piggyback” registration rights, subject to certain exceptions.

The Registration Rights Agreement also includes customary indemnification provisions under which the Issuer is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in an applicable registration statement and holders of registrable securities are obligated to indemnify the Issuer for material misstatements or omissions attributable to them. Further, all fees, costs and expenses of underwritten registrations will be borne by the Issuer and underwriting discounts and selling commissions will be borne by the holders of the registrable securities being registered.

The Registration Rights Agreement also provides for a lock-up on the shares of Common Stock held by the KV Funds so that the KV Funds may not transfer such shares during the Lock-Up Period, other than pursuant to specified permitted transfers.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

99.1	Agreement regarding joint filing Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2021

KHOSLA VENTURES SEED B, L.P.

By:	Khosla Ventures Seed Associates B, LLC, a Delaware limited liability company and general partner of Khosla Ventures Seed B, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED B (CF), L.P.

By:	Khosla Ventures Seed Associates B, LLC, a Delaware limited liability company and general partner of Khosla Ventures Seed B (CF), LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED ASSOCIATES B, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES V, L.P.

By:	Khosla Ventures Associates V, LLC, a Delaware limited liability company and general partner of Khosla Ventures V, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES V, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

/s/ Vinod Khosla
Vinod Khosla

ATTACHMENT A

The general partner of KV Seed B and KV Seed B (CF) is KVA Seed B. The general partner of KV V is KVA V. VK Services is the sole manager of KVA Seed B and KVA V. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed B possesses power to direct the voting and disposition of the shares owned by KV Seed B (CF) and KVA Seed B, and each of KVA Seed B, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. KVA Seed B, KVA V, VK Services and Mr. Khosla hold no securities of the Issuer directly.

Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.